EXHIBIT 21.1

Subsidiaries of Rubicon Financial Incorporated
As of December 31, 2014

Name of Subsidiary	State of Incorporation	Percentage Ownership	Status
U.S. Financial Services, Inc. (doing business as Newport Coast Securities, Inc.)	California	100%	Operating
Rubicon Securities, Inc.	Nevada	100%	Dormant
Newport Coast Asset Management, Inc.	California	100%	Dormant
Dial-A-Cup, Inc.	Nevada	100%	Dormant